MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2015 and 2014

The following Management’s Discussion and Analysis (“MD&A”) for Timmins Gold Corp. together with its wholly owned subsidiaries (“Timmins” or “the Company”) is prepared as of May 4, 2015 and relates to the financial condition and results of operations for the three months ended March 31, 2015 and 2014. Past performance may not be indicative of future performance. This MD&A should be read in conjunction with the condensed interim consolidated financial statements (“interim financial statements”) and related notes for the three months ended March 31, 2015 and 2014 which have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting using accounting consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”). As such, the interim financial statements do not contain all the disclosures required by IFRS for annual financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements for the years ended December 31, 2014 and 2013 (“annual consolidated financial statements”).

The first, second, third and fourth quarters of the Company’s fiscal years are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively. The three months ended March 31, 2015 and 2014 are also referred to as “Q1 2015” and “Q1 2014”, respectively. All amounts are presented in United States dollars, the Company’s presentation currency, unless otherwise stated. References to “C$” and “MXP” are to Canadian dollars and Mexican pesos, respectively.

Statements are subject to the risks and uncertainties identified in the “Risks and Uncertainties”, “Cautionary Note to U.S. Investors” and “Cautionary Note Regarding Forward-Looking Statements” sections of this document. The Company has included the non-GAAP performance measures of cash cost per gold ounce on a by-product basis and all-in sustaining cash cost per gold ounce on a by-product basis. For further information and detailed calculations of these measures, see the “Non-GAAP and additional GAAP Measures” section of this document.

Q1 2015 HIGHLIGHTS

-

Metal revenues were $29.5 million, compared to $47.1 million during Q1 2014. This represents a 37.3% decrease over the prior year, primarily due to a decrease in the total ounces of gold sold of 24,155 ounces during Q1 2015 versus 36,763 ounces during Q1 2014 and a lower average realized gold price. The average London PM Fix price was $1,218 per gold ounce, compared to $1,294 per gold ounce during Q1 2014.

-

Loss from operations was $0.2 million, compared to earnings from operations of $12.9 million during Q1 2014. This difference was mainly due to the decreased metal revenues. Also contributing to this variance was a decrease in processing grade, an increase in explosive costs and an increase in diesel costs due to increased hauling distances.

-	Loss and total comprehensive loss was $0.7 million or $(0.00) per share, compared to earnings and total comprehensive income of $8.1 million or $0.05 per share during Q1 2014.

-	Cash flows provided by operating activities were $7.5 million, compared to $12.3 million during Q1 2014.

-

Cash and cash equivalents at March 31, 2015 were $25.0 million after investing $1.3 million on exploration, $0.2 million on sustaining capital, $1.9 million on expansion programs, and $5.4 million on deferred stripping. Also, the Company received $4.8 million of its VAT receivable in cash and paid $0.7 million in transaction fees related to the acquisition of Caballo Blanco during Q1 2015. Cash and cash equivalents at March 31, 2014 were $44.4 million after investing $0.5 million on exploration, $0.5 million on sustaining capital, $1.6 million on expansion programs and $3.0 million on deferred stripping. The Company received $3.2 million of its VAT receivable in cash during Q1 2014.

-

The Company produced 24,155 ounces of gold and sold 24,155 ounces of gold, compared to 35,413 and 36,763, respectively, during Q1 2014. The change from prior year is due to a decrease in overall production due to a decrease in processing grade partially offset by increased daily crushing throughput. The Company also pre-sold 2,800 gold ounces for April 2015 delivery, which generated $3.5 million in cash held at March 31, 2015.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

-

The Company’s cash cost per ounce on a by-product basis was $925 (all-in sustaining cash cost per ounce on a by- product basis - $1,055), compared to $703 (all-in sustaining cash cost per ounce on a by-product basis - $790) during Q1 2014. This increase in cash costs is primarily driven by lower processing grades realized during the quarter of 0.53 grams of gold per tonne (“g/t Au”), compared to the Q1 2014 grade of 0.76 g/t Au.

-

On February 2, 2015, the Company converted its existing C$13.0 million loan facility into $10.1 million at a negotiated exchange rate. Interest remains payable at the rate of 9.0% per annum, with payment of the principal amount outstanding to be made on December 31, 2015.

-

On February 11, 2015, the Company announced the filing of the National Instrument 43-101 (“NI 43-101”) technical report titled “Preliminary Economic Assessment Caballo Blanco Gold Heap Leach, Veracruz, Mexico”, related to the Caballo Blanco gold project (“Caballo Blanco”). This report has an effective date of May 7, 2012, was originally prepared for the prior owner of the Caballo Blanco gold project, and was readdressed to the Company on January 28, 2015.

-

On February 12, 2015, the Company announced the results of its drill program underneath and toward the eastern edge of the San Francisco Mine (the “Mine”) which confirmed the presence of at least three, high-grade, sub-parallel, gold bearing structures located approximately 50-100 metres (“m”) from surface along the south wall of the current open pit. Exploration information indicates that the lenses extend up to 300 m along strike and 200 m down dip. Select results include: 4.5 m averaging 5.5 g/t Au at 9 m downhole; and 3.0 m averaging 6.2 g/t Au at 6 m downhole.

-

On February 17, 2015, the Company announced that it had entered into an agreement whereby the Company will acquire all of the issued and outstanding common shares of Newstrike Capital Inc. (“Newstrike”). The combination of the Company and Newstrike will create an emerging intermediate, Mexican-focused gold producer with a portfolio of high-quality production and development assets all based in Mexico. With the San Francisco mine providing a solid base of operations, the combined company will have a leading growth profile driven by what the Company believes are two economically robust development projects with manageable capital requirements, Newstrike’s Ana Paula gold project (“Ana Paula project”) and the Company’s Caballo Blanco gold project. Shareholder approval of the plan of arrangement (the “Arrangement”) was obtained by both companies on April 29, 2015.

RECENT DEVELOPMENTS

-

On April 29, 2015, the shareholders of the Company and the shareholders of Newstrike voted (over 92% and 98%, respectively) to approve the agreement entered into on February 17, 2015 between the Company and Newstrike, whereby the Company will acquire all of the issued and outstanding common shares of Newstrike via the Arrangement. The Arrangement is expected to close in May 2015.

Under the terms of the Arrangement, Newstrike shareholders will receive 0.90 (the “Exchange Ratio”) of a Company common share and C$0.0001 in cash for each Newstrike common share. In addition, each outstanding option to purchase a Newstrike Share will be exchanged for an option to purchase a Company common share with equivalent terms based upon the Exchange Ratio.

Newstrike is a TSX Venture Exchange listed company whose principle asset is the Ana Paula project in Guerrero, Mexico. The Company considers the Ana Paula project to be a high quality development prospect which will be a strong addition to the Company’s future growth plans which also include development of the Caballo Blanco project.

OVERVIEW OF THE BUSINESS

Timmins Gold Corp. is a publicly traded gold producer engaged in the operation, development, exploration and acquisition of resource properties in Mexico. The Company owns and operates the San Francisco Mine in the state of Sonora, Mexico. The Mine and the La Chicharra pit are collectively known as the “Gold Property”. The Company has title to approximately 200,000 hectares of exploration claims in and around the Gold Property. The Company also has title to the TIM claims located in the state of Zacatecas, Mexico.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

The Company also holds 100% of the Caballo Blanco gold project which is an advanced stage open pit, heap leach gold project located 65 km Northwest of Veracruz, Mexico. The project consists of two large areas of epithermal gold mineralization, the Northern Zone and the Highway Zone, contained within 13 mineral concessions covering over 54,000 hectares. Caballo Blanco has easy access via paved roads, on-site power and clean water.

The Company believes that the current resource can be expanded and the project economics described in the Preliminary Economic Assessment (“PEA”) can be improved with additional drilling, metallurgical test work, and a review of the capital expenditures. The Company plans to carry out an extensive optimization of the PEA in the coming months, including reviewing whether the project can become a run of mine operation.

Management’s strategic approach is to maximize the gross margin on sales by continuing to be a low cost gold producer and to build the Company’s position as a leading emerging gold producer whenever value-enhancing opportunities arise. The Company also has a significant focus on community involvement to ensure the successful integration of the local workforce and to promote various technical skills within its operations.

In planning for the Company’s future, management continuously evaluates the Company’s cash flow requirements and cash flow generated from the operations at the San Francisco Mine Management bases investment decisions on cash flow return in excess of the Company’s cost of capital. Management looks to add shareholder value from drilling of the Company’s land packages, through development of its recently acquired properties and through other accretive means.

The Company’s common shares are listed on the TSX (TMM) and the NYSE MKT (TGD). Further details on Timmins Gold Corp. can be found in the Company’s associated documents, including its Annual Information Form, at www.sedar.com or on the Company’s website at www.timminsgold.com.

OUTLOOK

The Company’s immediate strategy is to produce between 115,000 and 125,000 gold ounces annually and to achieve cash cost guidance of approximately $800 to $850 per gold ounce.

Since acquiring Caballo Blanco, the Company continues to work towards advancing the project and has:

-	Engaged with government authorities, community members and other stakeholders;
-	Initiated a thorough review and update of the current Environmental Impact Assessment; and,
-	Commenced technical optimization studies.

The 2015 budgeted cost for this advancement work is $0.5 million.

The Company is excited about the recent Arrangement with Newstrike Capital and will be immediately moving forward with the following activities during 2015 specifically related to advancing the Ana Paula project to a feasibility study level:

-	Upgrading of current resource;
-	Optimizing mine plan; and,
-	Optimizing process flowsheets.

The budgeted cost for this advancement work is $5.2 million.

The Company anticipates generating sufficient working capital from operations to finance the above activities.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

REVIEW OF FINANCIAL RESULTS

		Q1 2015		Q1 2014

Gold sold (oz)		24,155		36,763

Silver sold (oz)		15,309		26,647

Average realized gold price (per oz)		$1,221		$1,280

Average London PM fix gold price (per oz)		$1,218		$1,294

Metal revenues		$29,492		$47,050

(Loss) earnings from operations		$(222)		$12,861

(Loss) earnings and total comprehensive (loss) income		$(710)		$8,105

(Loss) earnings per share

-Basic		$(0.00)		$0.05

-Diluted		$(0.00)		$0.05

Cash flows provided by operations		$7,500		$12,259

Cash dividends declared	$	Nil	$	Nil

Q1 2015 Results

Earnings for the Company decreased to a loss of $0.7 million, compared to earnings of $8.1 million for Q1 2014 as a result of the following factors:

Metal revenues

The Company sold 24,155 gold ounces at an average realized gold price of $1,221 per ounce, compared to sales of 36,763 gold ounces at an average realized gold price of $1,280 per ounce during Q1 2014. This represents a decrease of 34.3% in gold ounces sold and a decrease of 4.6% in realized gold price over Q1 2014.

Total metal revenues from mining operations were $29.5 million, compared to $47.1 million during Q1 2014. The average London PM Fix price was $1,218 per gold ounce, compared to $1,294 per gold ounce during Q1 2014. This represents a 5.8% decrease over Q1 2014.

Cost of sales

Production costs, which comprise the full cost of operations less depreciation and depletion, form a component of cost of sales and were $22.6 million, compared to $26.4 million during Q1 2014. This decrease is substantially attributed to the decreased number of tonnes mined of 2.1 million tonnes during Q1 2015, compared to 2.4 million tonnes during Q1 2014, and processed with a lower average processing grade to 0.53 g/t, compared to 0.76 g/t during Q1 2014.

Depreciation and depletion costs form a component of cost of sales and were $4.2 million, compared to $5.2 million during Q1 2014. This decrease is substantially attributed to the decreased number of gold ounces sold.

Corporate and administrative expenses

Corporate and administrative expenses increased to $2.9 million, compared to $2.7 million during Q1 2014. The significant cash components of these expenses include salaries and consulting and professional fees. Salaries increased to $1.2 million from $0.7 million during Q1 2014 due to timing of bonus payments relating to fiscal 2014. Consulting and professional fees decreased to $0.7 million, compared to $0.9 million during Q1 2014.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

Finance expense

Finance expense was $0.4 million, compared to $0.5 million in Q1 2014. Interest on the loan facility and equipment financing was $0.3 million, compared to $0.3 million during Q1 2014. Accretion on the provision for contingent payment related to the Caballo Blanco acquisition was $0.1 million compared to $nil in Q1 2014.

Income taxes

Income tax expense was $0.6 million, compared to $4.7 million during Q1 2014. The current tax expense decreased to a recovery of $0.1 million compared to an expense of $5.4 million during Q1 2014 due to the decline in gold price since fiscal 2013 which reduced the taxable income as well as the Company being in a taxable loss position in Mexico due to decreased production and the lower price of gold. Deferred tax expense was $0.6 million, compared to a deferred tax recovery of $0.7 million during Q1 2014. This increase was mainly due to the effective tax rate for Q1 2015 being impacted by the non-deductibility of the share-based payments and an increase in unrecognized tax assets of both the Canadian parent and non-operating Mexican subsidiary.

The Company continues to use its VAT receivable to settle Mexican income tax instalment payments required on a monthly basis. When the VAT receivable exceeds the required income tax payable, the Company requests to receive its VAT receivable in cash. The Company collected $4.8 million of the VAT receivable in cash during Q1 2015, compared to $3.2 million during Q1 2014.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

REVIEW OF QUARTERLY FINANCIAL RESULTS

		Q1		Q4		Q3		Q2		Q1		Q4		Q3		Q2
		2015		2014		2014		2014		2014		2013		2013		2013

Gold sold (oz)		24,155		25,007		26,671		33,000		36,763		33,247		28,637		28,024

Silver sold (oz)		15,309		16,322		18,800		23,493		26,647		21,847		16,228		16,124

Average realized gold price (per oz)		$1,221		$1,216		$1,284		$1,284		$1,280		$1,249		$1,329		$1,253

Average London PM fix gold price (per oz)		$1,218		$1,201		$1,282		$1,288		$1,294		$1,276		$1,326		$1,415

By-product cash cost (1) (per oz)		$925		$930		$856		$730		$703		$723		$738		$705

Metal revenues		$29,492		$30,400		$34,235		$42,383		$47,050		$41,516		$38,065		$35,123

(Loss) earnings from operations		$(222)		$(1,854)		$3,914		$7,246		$12,861		$9,245		$9,261		$3,382

(Loss) earnings (Loss) earnings per share		$(710)		$(3,701)		$1,567		$3,216		$8,105		$(4,684)		$4,764		$972

-Basic		$(0.00)		$(0.02)		$0.01		$0.02		$0.05		$(0.03)		$0.03		$0.01

-Diluted		$(0.00)		$(0.02)		$0.01		$0.02		$0.05		$(0.03)		$0.03		$0.01

Cash flow provided by (used in) operating activities		$7,500		$(2,726)		$4,819		$18,702		$12,259		$15,243		$10,668		$4,678

Cash dividends declared	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil

(1)	Refer to the “Non-GAAP and Additional GAAP Measures” section of the MD&A.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

SAN FRANCISCO GOLD MINE - OPERATIONS REVIEW

The Mine, which was commissioned in April 2010, is located in the Arizona-Sonora desert in the northern portion of the Mexican state of Sonora. The Mine is an open pit operation, with crushing and heap leach processing facilities. The following is a summary of the Mine’s production statistics:

	Q1 2015	Q1 2014
Ore processed (t)	2,074,788	2,122,650
Average ore processed grade (g/t Au)	0.53	0.76
Ore mined (dry tonnes)	2,086,331	2,373,603
Average ore mined grade (g/t Au)	0.56	0.73
Ore stockpiled (t)	112,206	288,021
Average ore stockpiled grade (g/t Au)	0.26	0.26
Waste mined (t)	5,997,897	5,520,468
Total mined (t)	8,084,228	7,894,071
Strip ratio	2.87	2.33
Total days in period	90	90
Gold deposited on pad (oz)	35,469	51,838
Gold recovery	68.1%	68.3%
Average ore processed per day (t/d)	23,053	23,585
Average total mined (t/d)	89,825	87,712
Gold produced (oz)	24,155	35,413
Silver produced (oz)	15,309	26,647

The Company produced 24,155 gold ounces and 15,309 silver ounces during Q1 2015, compared to 35,413 gold ounces and 26,647 silver ounces during Q1 2014.

The Company mined a total of 8.1 million tonnes from the Mine during Q1 2015, compared to 7.9 million tonnes during the same prior year period. Dry tonnes of ore mined were 2.1 million tonnes of ore during Q1 2015, compared to 2.4 million tonnes of ore during the same prior year period. The strip ratio increased to 2.87 during Q1 2015 from 2.33 during Q1 2014 as a result of accessing certain phases of the Mine that have higher strip ratios than other phases of the Mine which were accessed during the prior year. The Company stockpiled 0.1 million tonnes during Q1 2015, compared to 0.3 million tonnes during the same prior year period.

The average grade of ore processed during Q1 2015 was 0.53 g/t Au, compared to the same prior year period of 0.76 g/t Au due to a planned change in processed ore grade. The average grade of ore mined during Q1 2015 was 0.56 g/t Au, compared to the same prior year period of 0.73 g/t Au.

LIQUIDITY, CASH FLOWS AND CAPITAL RESOURCES

Liquidity

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements.

Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, development and construction programs, its ability to obtain equity or other sources of financing, and the price of gold.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

Factors that can impact the Company’s liquidity are monitored regularly and include the market price of gold, production levels, cash cost per gold ounce on a by-product basis, capital costs, exploration expenditures, and foreign currency fluctuations.

The Company monitors and manages liquidity risk by preparing regular periodic cash flow forecasts, and seeking flexibility in financing arrangements. In today’s metal price environment, the Company anticipates that funding from operating cash flows should be sufficient to fund the Company’s commitments, working capital requirements and capital expenditures at its existing mining interests. This leaves the Company’s current cash balance available to pursue future growth plans. The Company had cash and cash equivalents on hand at March 31, 2015 of $25.0 million and VAT receivable of $11.7 million. In addition, the Company has $23.4 million in trade payables and accrued liabilities, $10.1 million in debt related to the Sprott loan facility, $1.8 million related to equipment financing, and a $4.6 million contingent liability for the acquisition of Caballo Blanco payable when Caballo Blanco receives approval for its environmental permit or the Company undergoes a change of control. This contingent liability is payable in cash or shares at the Company’s option.

Cash flow provided by operating activities will vary depending on the prices of gold, fluctuations in the Mexican peso value, and total production during the year. The Company expects to generate positive cash flow from operating activities over the next year achieved through strong production results at the Mine.

Various tax and legal matters are outstanding from time to time. In the event that Management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in the consolidated financial statements on the date such changes occur.

Various tax and legal matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in the consolidated financial statements on the date such changes occur.

Cash flow

	Q1 2015	Q1 2014
Cash flow provided by operating activities	$7,500	$12,259
Cash flow used in investing activities	$(8,656)	$(9,874)
Cash flow (used in) provided by financing activities	$(266)	$19,342

Cash flow provided by operating activities was $7.5 million during Q1 2015, compared to cash flow provided by operating activities of $12.3 million during Q1 2014. The main drivers of this change over prior period are a decrease in ounces sold and average realized gold price for the current period resulting in loss before income taxes of $0.1 million, compared to earnings before income taxes of $12.8 million during Q1 2014. Movements in trade receivables decreased cash flows by $1.6 million during Q1 2015 mainly due to a decrease in VAT receivable, compared to a decrease of $2.0 million during Q1 2014, while the movements in inventories increased cash flows by $1.4 million in Q1 2015, compared to an increase of $0.4 million in Q1 2014. Movements in trade payables and accrued liabilities increased cash flows by $0.7 million during Q1 2015, compared to a decrease of $4.2 million during Q1 2014. Tax payments were $nil during Q1 2015 (and Q1 2014) as a result of the Company continuing to use VAT receivable to pay income tax balance instalments. Cash flows were additionally increased by $3.5 million in deferred revenue compared to $nil during Q1 2014.

Cash flow used in investing activities for expenditures on mineral properties, plant and equipment, and exploration and evaluation during Q1 2015 was $8.7 million, compared to $9.9 million during Q1 2014.

Cash flow used in financing activities was $0.3 million during Q1 2015, compared to cash flow provided by financing activities of $19.3 during Q1 2014 which included $24.2 million in proceeds received from a share issuance offset by $4.5 million of debt repayments.

At the Gold Property, a significant amount of the operating expenditures are denominated in Mexican pesos, while a significant amount of office costs in Vancouver, Canada are denominated in Canadian dollars. Fluctuations in these currencies can have an impact on the Company’s costs. During Q1 2015, the Mexican peso averaged MXP 14.95 to $1.00, and the Canadian dollar averaged C$1.24 to $1.00, compared to MXP 13.24 to $1.00, and C$1.10 to $1.00 during Q1 2014.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

Capital resources

The capital of the Company consists of the consolidated equity and the loan facility, net of cash and cash equivalents.

	March 31,	December 31,
	2015	2014
Equity	$213,347	$213,777
Loan facility	10,129	11,070
Equipment financing	1,796	2,079
	225,272	226,926
Less: Cash and cash equivalents	(24,994)	(26,952)
	$200,278	$199,974

At March 31, 2015, there were no externally imposed capital requirements to which the Company is subject and with which the Company has not complied. The capital resources of the Company have slightly increased to $200.3 million at March 31, 2015, from $200.0 million at December 31, 2014.

During December 2014, the Company negotiated an extension of the loan facility, extending the maturity date to December 31, 2015 with the interest rate remaining at 9.0% per annum. In consideration of the extension, the Company agreed to pay a C$130,000 extension fee in cash. During February 2015, the Company made the payment of this fee. Under the terms of the loan facility, the Company has pledged all of its assets (including the assets of its subsidiaries) in favour of the lender as security over the loan facility. In addition, the subsidiaries have each provided guarantees to the lender for the repayment of any amounts advanced to the Company under the terms of the loan facility.

Dividends

No dividends were declared or paid during Q1 2015.

Outstanding share data

The total number of outstanding common shares and share options at May 4, 2015 are 179,877,379 and 11,500,000, respectively.

NON-GAAP AND ADDITIONAL GAAP MEASURES

Non-GAAP Measures

Cash cost per gold ounce and cash cost per gold ounce on a by-product basis

Cash cost per gold ounce and cash cost per gold ounce on a by-product basis are non-GAAP performance measures that management uses to assess the Company’s performance and its expected future performance. The Company has included the non-GAAP performance measures of cash cost per gold ounce and cash cost per gold ounce on a by-product basis throughout this document. In the gold mining industry, these are common performance measures but do not have any standardized meaning. As such, they are unlikely to be comparable to similar measures presented by other issuers.

Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

The cash cost per gold ounce is calculated by dividing the operating production costs by the total number of gold ounces sold. The cash cost per gold ounce on a by-product basis is calculated by deducting the by-product silver credits per gold ounce sold from the cash cost per gold ounce.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

The following table provides a reconciliation of the cash cost per gold ounce and cash cost per gold ounce on a by-product basis to the interim financial statements:

	Q1 2015	Q1 2014
Production costs	$22,599	$26,357
Divided by gold sold (oz)	24,155	36,763
Cash cost per gold ounce	$936	$717
Less: By-product silver credits per gold ounce (1)	(11)	(14)
Cash cost per gold ounce on a by-product basis	$925	$703

(1)

Management has determined that silver metal revenues when compared to the gold metal revenues, are immaterial and only identified after processing and therefore are considered a by-product of the production of gold. During Q1 2015, total by-product silver credits were $0.3 million (Q1 2014 - $0.5 million).

For further details on the calculation of production costs, refer to the notes to the consolidated financial statements. Cash cost per gold ounce and cash cost per gold ounce on a by-product basis are not necessarily indicative of earnings from operations or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently.

All-in sustaining cash cost per gold ounce

The Company has adopted an all-in sustaining cash cost per ounce on a by-product basis performance measure which is calculated based on the guidance note issued by the World Gold Council during Q2 2013. Management uses this information as an additional measure to evaluate the Company’s performance and ability to generate cash flow.

All-in sustaining cash costs on a by-product basis include total production cash costs, corporate and administrative expenses, sustaining capital expenditures and accretion for site reclamation and closure costs. These reclamation and closure costs represent the gradual unwinding of the discounted liability to rehabilitate the area around the Mine at the end of the mine life. The Company believes this measure to be representative of the total costs associated with producing gold; however, this performance measure has no standardized meaning. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers.

The following table provides a reconciliation of the all-in sustaining cash cost per gold ounce on a by-product basis to the interim financial statements:

	Q1 2015	Q1 2014
Production costs	$22,599	$26,357
Corporate and administrative expenses	2,916	2,674
Sustaining capital expenditures	200	511
Accretion for site reclamation and closure	13	27
Less: By-product silver credits	(254)	(518)
All-in sustaining cash costs	25,474	29,051
Divided by gold sold (oz)	24,155	36,763
All-in sustaining cash cost per gold ounce on a by-product basis	$1,055	$790

Additional GAAP Measures

The Company has included additional GAAP measures which include earnings from mine operations and earnings from operations throughout this document. Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

Earnings from mine operations

Earnings from mine operations represents the difference between metal revenues and cost of sales (including depreciation and depletion). Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance and to assess the Company’s ability to generate operating cash flow.

Earnings from operations

Earnings from operations represents the difference between earnings from mine operations, corporate and administrative expenses and impairment charges. Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance when also taking into account certain costs not directly associated with production.

The additional GAAP measures described above do not have a standardized meaning prescribed by IFRS. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The condensed interim consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, effective as of March 31, 2015. The Company’s significant accounting policies are described in note 3 of the Company’s consolidated financial statements for the year ended December 31, 2014.

CHANGES IN ACCOUNTING STANDARDS

The Company has adopted the following amendments to IFRS standards:

a)

Amendments to IFRS 8 - Operating Segments (effective January 1, 2015) - This standard requires disclosure of the judgments made by management in aggregating operating segments. This includes a description of the segments which have been aggregated and the economic indicators which have been assessed in determining that the aggregated segments share similar economic characteristics. Management does not anticipate these amendments will materially impact the Company’s disclosures.

The Company has not applied the following new standards and amendments to standards that have been issued but are not yet effective:

a)

IFRS 15 - Revenue from Contracts with Customers (effective January 1, 2017) - This standard outlines a single comprehensive model for companies to use in accounting for revenue arising from contracts with customers. Management is currently assessing the impact of the new standard.

b)

IFRS 9 - Financial Instruments (effective January 1, 2018) - This standard introduces new requirements for the classification and measurement of financial assets and financial liabilities, impairment of financial assets, and hedge accounting. Management is currently assessing the impact of the new standard.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

CONTROLS AND PROCEDURES

Disclosure controls and procedures

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified.

Management regularly reviews the Company’s disclosure controls and procedures however, they cannot provide an absolute level of assurance because of the inherent limitations in cost effective control systems to prevent or detect all misstatements due to error or fraud. At December 31, 2014, under the supervision and with the participation of the Company’s CEO and CFO, management conducted an evaluation of the design and operating effectiveness of the Company’s disclosure controls and procedures.

Based on this evaluation, management concluded that the Company’s disclosure controls and procedures are effective as of that date.

Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of interim financial statements for external purposes in accordance with IFRS. Management has concluded that these controls and procedures have been designed to provide reasonable assurance that financial information is recorded, processed, summarized and reported in a timely manner.

There has been no change in the Company’s internal control over financial reporting during Q1 2015 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

RISKS AND UNCERTAINTIES

For a detailed listing of the risk factors faced by the Company, please refer to the Company’s MD&A and Annual Information Form for the year ended December 31, 2014.

CAUTIONARY NOTE TO U.S. INVESTORS

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result it reports its mineral reserves and resources according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements are governed by Industry Guide 7 (“Guide 7”) of the Securities and Exchange Commission (the “Commission”). These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions.

For example, under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In particular, the Company reports “resources” in accordance with NI 43-101.

While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the Commission and generally, U.S. companies are not permitted to report resources in documents filed with the Commission. As such, certain information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the Commission. In addition, an Inferred Mineral Resource has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and it cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. It cannot be assumed that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves, and it cannot be assumed that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the Commission.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information contained in this MD&A and the documents incorporated by reference in this MD&A constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this MD&A and the documents incorporated herein by reference include, but are not limited to statements and information regarding: the Company's future mining activities, including mining capacity, recoveries, cash costs, production and mine life; the Company's reserves and resources estimates; the Company’s exploration and development plans, including anticipated costs and timing thereof; the Company’s plans for growth through exploration activities, acquisitions or otherwise; and expectations regarding future maintenance and capital expenditures, working capital requirements, the availability of financing and future effective tax rates. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: that contracted parties provide goods and/or services in a timely manner, that no unusual geological or technical problems occur, that plant and equipment function as anticipated and that there is no material adverse change in the price of gold, costs associated with production or recoveries. Forward-looking statements involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this MD&A and the documents incorporated herein by reference include, but are not limited to: risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits and conclusions of economic evaluations; results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks relating to possible variations in reserves, resources, grade, planned mining dilution and ore loss, or recovery rates and changes in project parameters as plans continue to be refined; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages and strikes) or other unanticipated difficulties with or interruptions in exploration and development; the potential for delays in exploration or development activities or the completion of feasibility studies; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; risks related to commodity price and foreign exchange rate fluctuations; the uncertainty of profitability based upon the cyclical nature of the industry in which the Company operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals or in the completion of development or construction activities; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment; and other factors contained in the section entitled “Risks and Uncertainties” in the MD&A for the years ended December 31, 2014 and 2013.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

QUALIFIED PERSON

Scientific and technical information contained in this MD&A was reviewed and approved by Taj Singh, M.Eng, CPA, and Jose Vizquerra Benavides, MSc, CPG, both of whom are a “qualified person” as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects.